October 21, 2004


via Facsimile and U.S. Mail

Kimberly A. Springsteen
President
Commonwealth Capital Securities Corp.
Oaklands Corporate Center
470 John Young Way, Suite 300
Exton, PA 19341

	Re:	Commonwealth Income & Growth Fund V
		Form S-1/A filed on September 20, 2003
		File No. 333-108057

Dear Ms. Springsteen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1. Please use the same size type throughout. Currently, footnotes and tables, for example, use a slightly smaller type.

Cover Page

2. The risk factors identified on the cover page should be presented in order of materiality. Accordingly, please move the last risk factor in the list toward the beginning of the list. Also, since virtually all the distributions in your prior programs have been a return of capital, please revise the disclosure that only "a portion" may be return of capital.

3. Please indicate the percentage of proceeds of the offering that will be invested in equipment.

4. A material risk would appear to be, if true, that all distributions in the sponsor`s prior public programs have been a return of capital and therefore, investors have not received any investment income.

5. A material risk would appear to be, if true, that none of the prior programs has experienced any growth (in value).

6. Please revise the cover page to disclose whether investors` funds will be returned with interest and without deduction if you do not receive the minimum number of subscriptions or their subscription is rejected.

7. Please delete the bullets about being a Pennsylvania limited partnership and your business. They are not required on the cover page.

8. The cover page should be followed immediately by a detailed table of contents, the Summary, and Risk Factors. Please move Investor
Suitability Standards elsewhere in the document.

Summary, page 2

9. Summary risk factors should be in the same order as cover page risk factors and the risks discussed in the Risk Factors` section. Please revise.

Estimated Use Proceeds, page 4

10. We note the disclosure that no debt will be used until the initial proceeds are invested, but in light of the intention to use debt of thirty per cent of the cost of the equipment, please revise the table to show the effect of that on the amount invested, i.e., the higher acquisition fees and the debt placement fee.

11. Please include a line item for the amount of reserves, and describe the maximum amount that can be put into reserves and the factors that would affect this amount.

Units May Be Redeemed, page 6

12. Please quantify the amount, except for the amount of distributions, for which units will be redeemed.

Risk Factors, page 8

13. Please include a risk factor to describe the limits on an investor`s right of action against the general partner as a risk of investing in the partnership.

There will be no public market for the units . . . , page 8

14. Please disclose the maximum amount of time that an investor can expect to have their investment tied up and that they should not invest unless they can afford to be without the investment funds for that period of time. Please also describe how this time period could be extended.

15. Revise this risk factor to state, if true, that the result of a redemption or sale may be for less than your original investment.

CIGF5 will face conflicts of interest arising out of its relationships. . . , page 8

16. Revise this risk factor to discuss the conflict that may arise due to turnover within your equipment portfolio.

If we are unable to arrange promptly for the releasing or sale . . . , page 10

17. The first sentence of this risk factor is incomplete. Please revise.

Responsibilities of the General Partner, page 20

18. Since the partnership agreement appears to modify the state-law fiduciary standards, compare the state-law fiduciary standards with the standards as modified by the partnership agreement. Discuss the specific benefits and detriments to the general partner resulting from the modification.

Investment Objectives and Policies, page 21

19. Discuss the factors to be considered by the general partner when changing investment objectives and policies.

Conflicts of Interests, page 32

20. Please include an organizational chart in this section depicting the various organizations that are managed or controlled by the general partner or Com Cap Corp. and which will do business with the partnership.

21. Please identify the individuals who control Com Cap Corp. and discuss any conflicts that may arise out this relationship.

22. Please revise this section to discuss whether the general partner may enter into "off-balance sheet" arrangements that effectively allow it to exceed the 30% debt threshold. As necessary, add corresponding risk factor disclosure.

Prior Offerings by Affiliates, page 35

23. The disclosure about Fund I is confusing since it is set to end this year, and the period for reinvestment must be over. Please advise supplementally.

24. Please revise your disclosure to describe the term "anticipated distributions" that you use to describe the percentages that have been paid in your prior offerings.

25. Please revise your disclosure to note, if true, that all distributions to date have been a return of capital.

26. You cannot have special definitions for commonly used terms. It is virtually certain that initial distributions will be all return of capital. Please revise.

27. Net loss is not due to "large cash outlays needed to acquire equipment." Please revise.

28. Please confirm supplementally that you have sponsored no private programs in the last ten years, or provide the required disclosure about them.

Prior Comment 8

29. Please explain to us why the "Investment in Income Funds" balance (p. F-6) did not change between 2/29/04 and 6/30/04. Under the equity method one would expect the asset balance to be impacted by the earnings or loss of the partnerships during the 4 months ended 6/30/04. In your response, please provide a table that summarizes the activity in this asset account during the period.

30. Please explain to us why the "Investment in Income Funds" balance isn`t zero or negative given that it appears the partnerships have generated a cumulative net loss since inception (p. F-9). In your response, please quantify the cumulative net income or loss generated by the partnerships since inception. We also note that paragraph 19.i of APB 18 provides guidance on the allocation of equity losses against any advances made to the partnerships once the investment account has decreased to zero.

31. Please explain to us why the "Investment in Income Funds" balance (p. F-12) increased substantially between 2/28/03 and 2/29/04 even though the partnerships reported significant net losses (p. F-19). In your response, please provide a table that summarizes the activity in this asset account between 2/28/03 and 6/30/04.

32. Please explain to us why the $10,882 and $15,000 adjustments referenced on p. F-18 were accounted for as increases to the Balance Sheet asset account instead of as losses in the Income Statement.
Please identify the accounting literature that supports this treatment.

Proposed Sales Material

33. The sales material cannot contain information that is not in the prospectus. Also, please integrate the cover page risk factors into the text of the sales material, so that each risk appears immediately after the related benefit. Revise accordingly.



Closing Comments
As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Alfred Pavot at (202) 942-1764 if you have questions regarding comments on the financial statements and related matters. Please contact Mark Austin at (202) 942-1884 or Mark Webb at (202) 942-1874 with any other questions.


Sincerely,



Pamela A. Long
Assistant Director



Cc:	Mr. Richard Devlin, Esq.
Mr. Michael B. Pollack, Esq.
Reed Smith LLP
2500 One Liberty Place
Philadelphia, PA 19103
Kimberly A. Springsteen
Commonwealth Capital Securities Corp.
October 21, 2004
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

       DIVISION OF
CORPORATION FINANCE